UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 3, 2016

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated November 3, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 3, 2016	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS REPORTS
THIRD QUARTER 2016 RESULTS
Highlights

•
Reported GAAP net income attributable to the partners and preferred unitholders of $47.7 million and adjusted net income attributable to the partners and preferred unitholders of $10.0 million (excluding items listed in Appendix A to this release) in the third quarter of 2016.

•	Generated distributable cash flow of $31.8 million, or $0.23 per common unit, in the third quarter of 2016.

•	Awarded a new three-year North Sea shuttle tanker contract of affreightment in September 2016.

•	Took delivery of the ALP Striker, the first of four newbuilding towage vessels, in September 2016.

•	Total liquidity of $398 million as of September 30, 2016.

Hamilton, Bermuda, November 3, 2016 - Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended September 30, 2016.

	Three Months Ended
	September 30, 2016	June 30, 2016	September 30, 2015
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	286,298	284,464	314,054
Income from vessel operations	61,739	24,271	71,518
Equity income (loss)	4,937	3,626	(7,052)
Net income (loss)	50,861	(100,129)	(51,293)
Net income (loss) attributable to the partners and preferred unitholders	47,700	(102,625)	(54,739)
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	139,188	144,208	144,692
Distributable cash flow (DCF) (1)	31,780	45,885	58,842
Adjusted net income attributable to the partners and preferred unitholders (1)	10,004	23,566	32,052

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“The Partnership’s results for the third quarter of 2016 were negatively affected primarily by the seasonal maintenance of the North Sea oil fields, lower utilization in our towage fleet, higher operating expenses in our FPSO fleet, and the redelivery of the Varg FPSO at the end of July 2016 after operating on the Varg field for almost 18 years,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC.  “Looking ahead to the fourth quarter of 2016, we expect our distributable cash flow to increase as a result of anticipated higher fleet utilization and lower operating costs.”
“Also during the third quarter of 2016, our commercial team successfully secured the largest North Sea shuttle tanker contract award in five years,” Mr. Evensen continued.  “We secured a new three-year shuttle tanker contract of affreightment (CoA), plus extension options, with BP, Royal Dutch Shell and OMV Group. This contract further enhances our CoA contract portfolio and is expected to add future cash flow through higher shuttle tanker fleet utilization without the need for incremental capital expenditures.  Looking ahead, the shuttle tanker market in the North Sea is expected to remain tight, supported by a combination of more lifting points from new fields coming on-line and limited fleet growth with no uncommitted shuttle tanker newbuildings on order.”
“Looking ahead, we continue to focus on the execution of our existing growth projects, which are scheduled to deliver through early-2018,” commented Mr. Evensen. “These projects are progressing well except we are expecting a delay and additional costs associated with the upgrade of the Petrojarl I FPSO for the Atlanta project in Brazil, which we are currently discussing with the charterer, shipyard and our lenders. Once delivered, these projects are expected to provide significant cash flow growth in the future.”
Mr. Evensen added, “As announced last week, I have decided to retire after 10 years with the Partnership and I am confident that Ingvild Sæther is the right person going forward as the President and CEO of Teekay Offshore Group Ltd. Ingvild has led a team that has consistently improved results from our shuttle tanker business as well as strategically positioned us for future opportunities within this segment. As a highly experienced leader, I am confident that Ingvild, in this broader role, will enable the teams to continue to create strong results. We are well-positioned with our market-leading businesses in the offshore oil production and transportation sector, a pipeline of growth projects which are expected to provide significant cash flow growth, and a great team now led by Ingvild, while Teekay’s existing corporate finance team continues to be responsible for our financings.”
Summary of Recent Events

New North Sea Shuttle Tanker Contracts
In September 2016, the Partnership was awarded a new three-year shuttle tanker CoA, plus extension options, with BP plc, Royal Dutch Shell and OMV Group, to service the new Glen Lyon FPSO unit located west of Shetland in the North Sea. This CoA is expected to commence in the first quarter of 2017 and requires the use of approximately two shuttle tankers from the Partnership's existing CoA shuttle tanker fleet.
Delivery of Newbuilding Towage Vessel
In September 2016, the Partnership took delivery of the ALP Striker, the first of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. In connection with the delivery, the Partnership received cash compensation from the shipyard totaling approximately $7 million due to the delayed delivery, which was recognized in Teekay Offshore's distributable cash flow for the quarter ended September 30, 2016. The Partnership also expects to receive additional cash compensation for the remaining three towing and offshore installation newbuildings when they deliver in 2017.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the floating production, storage and off-loading (FPSO) segment, the shuttle tanker segment, the floating storage and off-take (FSO) segment, the units for maintenance and safety (UMS) segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	September 30, 2016
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	121,294	128,482	14,251	13,395	5,345	3,531	286,298
Income (loss) from vessel operations	30,929	30,281	5,664	777	(5,121)	(791)	61,739
Equity income	4,937	—	—	—	—	—	4,937
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels (i)	63,064	59,745	9,431	2,424	(2,086)	(791)	131,787
CFVO from equity accounted vessels (i)	7,401	—	—	—	—	—	7,401
Total CFVO (i)	70,465	59,745	9,431	2,424	(2,086)	(791)	139,188

	Three Months Ended
	September 30, 2015
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	137,888	131,381	14,234	11,737	10,808	8,006	314,054
Income (loss) from vessel operations	34,695	31,149	4,028	1,526	(3,677)	3,797	71,518
Equity loss	(7,052)	—	—	—	—	—	(7,052)
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels (i)	67,262	54,316	8,604	3,203	(911)	5,473	137,947
CFVO from equity accounted vessels (i)	6,745	—	—	—	—	—	6,745
Total CFVO (i)	74,007	54,316	8,604	3,203	(911)	5,473	144,692

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

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FPSO Segment
Income from vessel operations and cash flow from vessel operations were negatively affected by the redelivery and associated decommissioning costs of the Varg FPSO to the Partnership at the end of July 2016, after operating on the Varg field for almost 18 years, and higher operating expenses for the Knarr FPSO related to the successful completion of the final performance test in August 2016 as required under its charter contract, partially offset by a business development fee paid by the Partnership to Teekay Corporation in the third quarter of 2015 in connection with the acquisition of the Knarr FPSO.

Shuttle Tanker Segment

Income from vessel operations and cash flows from vessel operations were positively affected by an increase in charter rates under certain contracts, offset by the redelivery of the Navion Anglia to the Partnership in June 2016 upon completion of its time-charter out contract in Brazil, and higher operating expenses related to preparing this vessel for operating in the North Sea as it joins the CoA fleet to add needed capacity. Income from vessel operations in the third quarter of 2016 was also affected by higher vessel depreciation and amortization expense as a result of the change in the useful life estimate of the shuttle component of the Partnership's shuttle tankers effective January 1, 2016.
FSO Segment
Income from vessel operations and cash flow from vessel operations increased primarily due to lower operating expenses as a result of the strengthening of the U.S. Dollar relative to currencies in which such expenses are paid.
UMS Segment

Income from vessel operations and cash flow from vessel operations decreased mainly as a result of the timing of repairs and maintenance expenditures. This was partially offset by a retroactive increase in charter rates due to inflation indexation for the Arendal Spirit in the third quarter of 2016 and a business development fee paid by the Partnership to Teekay Corporation in the third quarter of 2015 in connection with the acquisition of the unit.
Towage Segment

Income from vessel operations and cash flow from vessel operations decreased primarily due to lower towage fleet charter rates and utilization, partially offset by a business development fee paid by the Partnership to Teekay Corporation in the third quarter of 2015 in connection with the acquisition of the six towage vessels, which commenced operations throughout 2015.

Conventional Tanker Segment
Income from vessel operations and cash flow from vessel operations decreased primarily due to the sale of the SPT Explorer and Navigator Spirit in the fourth quarter of 2015 and time-charter hire expenses of the Partnership arising after the sale-leaseback transactions related to the Fuji Spirit and Kilimanjaro Spirit during the first quarter of 2016. The Kilimanjaro Spirit is trading in the spot conventional tanker market and the Fuji Spirit is employed under a two-year fixed-rate time-charter contract.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of November 1, 2016.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings / Conversions / Upgrade		Total
FPSO Segment	6	(i)	—	2	(ii)	8
Shuttle Tanker Segment	29	(iii)	4	3	(iv)	36
FSO Segment	6		—	1	(v)	7
UMS Segment	1		—	—		1
Towage Segment	7		—	3	(vi)	10
Conventional Segment	—		2	—		2
Total	49		6	9		64

(i)	Includes one FPSO unit, the Cidade de Itajai, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)	Consists of the Petrojarl I FPSO upgrade project and Teekay Offshore’s 50 percent ownership interest in the Libra FPSO conversion project, which are scheduled to commence operations in mid-2017.

(iii)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent, one shuttle tanker in which Teekay Offshore’s ownership interest is 67 percent and one HiLoad DP unit.

(iv)
Includes three Suezmax-size, DP2 shuttle tanker newbuildings scheduled to be delivered in the third quarter of 2017 through the first half of 2018 for employment under the East Coast of Canada charter contracts.

(v)	Consists of the Randgrid shuttle tanker, which is being converted into an FSO unit for use with the Gina Krog FSO project and scheduled to deliver in early-2017.

(vi)	Consists of three long-distance towing and offshore installation vessel newbuildings scheduled to deliver during the first half of 2017.

Liquidity and Continuous Offering Program Update

In August 2016, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. During the third quarter of 2016, the Partnership sold approximately 3.7 million common units under the COP, generating net proceeds of approximately $21.4 million (including the general partner’s 2% proportionate capital contribution and net of offering costs). The net proceeds from the issuance of these common units are expected to be used for general partnership purposes.

As of September 30, 2016, the Partnership had total liquidity of $398.1 million (comprised of $222.9 million in cash and cash equivalents and $175.2 million in an undrawn credit facilities).

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Conference Call

The Partnership plans to host a conference call on Thursday, November 3, 2016 at 12:00 p.m. (ET) to discuss the results for the third quarter of 2016. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-524-8950 or 416-260-0113, if outside North America, and quoting conference ID code 5250500.

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of 30 days).

An accompanying Third Quarter 2016 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and available until Thursday, November 17, 2016. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 5250500.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.7 billion, comprised of 64 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore's fleet is employed on medium-term, stable contracts.

Teekay Offshore's common units trade on the New York Stock Exchange under the symbol "TOO", and preferred units trade on the New York Stock Exchange under the symbols "TOO PR A " and "TOO PR B".

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-6442
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. Cash Flow from (used for) Vessel Operations, Adjusted Net Income, and Distributable Cash Flow are non-GAAP financial measures. These measures are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance.

Cash Flow from (used for) Vessel Operations

Cash flow from (used for) vessel operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income

Adjusted net income excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow

Distributable cash flow (DCF) represents GAAP net income (loss) adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, vessel write-downs and gains or losses on the sale of vessels, distributions relating to equity financing of newbuilding installments and conversion costs, distributions on the Partnership's preferred units, gains on extinguishment of contingent liabilities, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments to direct financing leases to a cash basis and unrealized foreign exchange related items, including the Partnership's proportionate share of such items in equity accounted investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	286,298	284,464	314,054	877,470	890,271

Voyage expenses	(21,495)	(17,588)	(28,166)	(57,427)	(71,399)
Vessel operating expenses	(94,008)	(90,761)	(95,172)	(280,121)	(269,560)
Time-charter hire expenses	(18,894)	(18,829)	(18,893)	(53,045)	(36,638)
Depreciation and amortization	(74,159)	(74,057)	(72,827)	(223,138)	(202,625)
General and administrative	(15,201)	(13,821)	(27,321)	(43,491)	(58,423)
(Write-down) and gain on sale of vessels (2)	—	(43,650)	—	(43,650)	(14,353)
Restructuring charge	(802)	(1,487)	(157)	(2,289)	(292)
Income from vessel operations	61,739	24,271	71,518	174,309	236,981

Interest expense	(35,379)	(33,347)	(33,645)	(104,752)	(89,825)
Interest income	298	293	153	995	430
Realized and unrealized gains (losses)
on derivative instruments (3)	20,247	(62,037)	(77,102)	(102,280)	(90,182)
Equity income (loss)	4,937	3,626	(7,052)	13,846	6,759
Foreign currency exchange gain (loss) (4)	817	(13,087)	(10,257)	(15,108)	(16,640)
Other (expense) income - net (2)	(195)	(21,286)	(373)	(21,472)	266
Income (loss) before income tax (expense) recovery	52,464	(101,567)	(56,758)	(54,462)	47,789
Income tax (expense) recovery	(1,603)	1,438	5,465	2,671	5,654
Net income (loss)	50,861	(100,129)	(51,293)	(51,791)	53,443

Non-controlling interests in net income (loss)	3,161	2,496	3,446	7,545	11,082
Dropdown Predecessor’s interest in net income (1)	—	—	—	—	10,101
Preferred unitholders' interest in net income (loss)	12,386	10,314	10,349	33,449	17,859
General Partner’s interest in net income (loss)	706	(2,260)	5,738	(1,857)	15,655
Limited partners’ interest in net income (loss)	34,608	(110,679)	(70,826)	(90,928)	(1,254)

Weighted-average number of common units:
- basic	139,057,659	107,794,323	102,009,737	118,046,087	95,640,284
- diluted	157,914,277	107,794,323	102,009,737	118,046,087	95,640,284
Total number of common units outstanding
at end of period	143,059,606	137,430,180	107,003,043	143,059,606	107,003,043

(1)
The Partnership has recast its financial results to include the financial results of the Knarr FPSO unit relating to the period prior to its acquisition by the Partnership from Teekay Corporation when it was under common control, which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay Corporation. For these purposes, the Knarr FPSO unit was under common control by Teekay Corporation from March 9, 2015 to July 1, 2015, when it was sold to the Partnership.

(2)
In June 2016, as part of the Partnership's financing initiatives, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the Partnership incurred a $43.7 million write-down related to these two UMS newbuildings, included in (Write-down) and gain on sale of vessels for the three months ended June 30, 2016 and the nine months ended September 30, 2016. In addition, the Partnership, in accordance with GAAP, accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million is reported in Other (expense) income - net for the three months ended June 30, 2016 and the nine months ended September 30, 2016. The newbuilding contracts are held in separate subsidiaries of the Partnership and obligations of these subsidiaries are non-recourse to Teekay Offshore.

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(3)
Realized losses on derivative instruments relate to amounts the Partnership actually paid to settle derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
Realized losses relating to:
Interest rate swaps	(13,507)	(13,515)	(15,857)	(40,989)	(45,378)
Interest rate swap termination	—	—	(10,876)	—	(10,876)
Foreign currency forward contracts	(1,764)	(1,687)	(4,064)	(6,384)	(9,890)
	(15,271)	(15,202)	(30,797)	(47,373)	(66,144)

Unrealized gains (losses) relating to:
Interest rate swaps	31,894	(47,818)	(43,453)	(67,845)	(22,303)
Foreign currency forward contracts	3,624	983	(2,852)	12,938	(1,735)
	35,518	(46,835)	(46,305)	(54,907)	(24,038)
Total realized and unrealized gains (losses) on
derivative instruments	20,247	(62,037)	(77,102)	(102,280)	(90,182)

(4)
The Partnership entered into cross currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds with maturity dates through to 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds and, thus, foreign currency exchange loss includes realized losses relating to the amounts the Partnership paid to settle its non-designated cross currency swaps and unrealized gains (losses) relating to the change in fair value of such swaps, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds, as detailed in the table below. In addition, during the nine months ended September 30, 2016, realized losses on cross-currency swaps includes a $32.6 million loss on the maturity of the swap associated with the NOK 500 million bond settled in January 2016, which was offset by a $32.6 million gain on the settlement of the bond which is not included in the table below.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
Realized losses on cross currency swaps	(3,330)	(2,671)	(2,840)	(41,276)	(7,173)
Unrealized gains (losses) on cross currency swaps	19,803	(14,422)	(32,649)	58,276	(52,325)
Unrealized (losses) gains on revaluation of NOK bonds	(13,613)	3,293	28,722	(61,807)	48,602

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at	As at
	September 30, 2016	June 30, 2016	December 31, 2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	222,872	380,718	258,473
Restricted cash - current	31,403	7,403	51,431
Accounts receivable	130,716	145,902	153,662
Vessels held for sale	7,538	—	55,450
Net investments in direct financing leases - current	5,227	6,766	5,936
Prepaid expenses	45,626	37,619	34,027
Due from affiliates	88,367	74,806	81,271
Other current assets	22,377	21,309	20,490
Total current assets	554,126	674,523	660,740

Restricted cash - long-term	15,227	21,127	9,089

Vessels and equipment
At cost, less accumulated depreciation	4,168,926	4,178,593	4,348,535
Advances on newbuilding contracts and conversion costs	576,173	516,754	395,084
Net investments in direct financing leases	13,725	12,302	11,535
Investment in equity accounted joint ventures	126,835	120,415	77,647
Deferred tax asset	34,367	33,511	30,050
Other assets	92,568	95,917	82,341
Goodwill	129,145	129,145	129,145
Total assets	5,711,092	5,782,287	5,744,166

LIABILITIES AND EQUITY
Current
Accounts payable	13,211	28,301	15,899
Accrued liabilities	155,434	138,896	91,065
Deferred revenues	61,091	54,431	54,378
Due to affiliates	112,369	97,438	304,583
Current portion of long-term debt	528,568	574,575	485,069
Current portion of derivative instruments	50,839	63,924	201,456
Current portion of in-process revenue contracts	12,744	12,744	12,779
Other current liabilities	6,211	—	—
Total current liabilities	940,467	970,309	1,165,229
Long-term debt	2,620,283	2,666,656	2,878,805
Derivative instruments	371,216	413,063	221,329
Due to affiliates	200,000	200,000	—
In-process revenue contracts	53,494	56,706	63,026
Other long-term liabilities	215,265	221,055	192,258
Total liabilities	4,400,725	4,527,789	4,520,647

Redeemable non-controlling interest	3,292	2,367	3,173
Convertible Preferred Units	270,402	268,277	252,498

Equity
Limited partners - common units	697,102	645,259	629,264
Limited partners - preferred units	266,925	266,925	266,925
General Partner	18,937	17,879	17,608
Warrants	13,797	13,797	—
Accumulated other comprehensive (loss) income	(17,009)	(19,191)	696
Non-controlling interests	56,921	59,185	53,355
Total equity	1,036,673	983,854	967,848
Total liabilities and total equity	5,711,092	5,782,287	5,744,166

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30, 2016	September 30, 2015 (1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(51,791)	53,443
Non-cash items:
Unrealized (gain) loss on derivative instruments	(4,353)	77,421
Equity income, net of dividends received of $3,472 (2015 - $nil)	(10,374)	(6,759)
Depreciation and amortization	223,138	202,625
Write-down and (gain) on sale of vessels	43,650	14,353
Deferred income tax recovery	(6,013)	(6,399)
Amortization of in-process revenue contracts	(9,567)	(9,533)
Unrealized foreign currency exchange loss and other	43,446	(84,622)
Change in non-cash working capital items related to operating activities	68,277	51,300
Expenditures for dry docking	(22,343)	(8,485)
Net operating cash flow	274,070	283,344
FINANCING ACTIVITIES
Proceeds from long-term debt	283,828	547,707
Scheduled repayments of long-term debt	(314,653)	(251,646)
Prepayments of long-term debt	(197,776)	(83,606)
Debt issuance costs	(10,988)	(20,222)
Decrease (increase) in restricted cash	13,890	(2,590)
Purchase of Teekay Knarr AS and Knarr L.L.C from Teekay Corporation (net of cash acquired of $14.2 million)	—	(112,710)
Proceeds from issuance of common units	124,879	9,336
Proceeds from issuance of preferred units and warrants	100,000	375,000
Expenses relating to equity offerings	(5,911)	(4,469)
Cash distributions paid by the Partnership	(61,827)	(176,592)
Cash distributions paid by subsidiaries to non-controlling interests	(4,610)	(13,480)
Equity contribution from joint venture partners	750	5,500
Settlement of contingent consideration liability	—	(3,303)
Other	—	873
Net financing cash flow	(72,418)	269,798
INVESTING ACTIVITIES
Net expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(238,349)	(563,260)
Proceeds from sale of vessels and equipment	55,450	8,918
Repayment from joint ventures	—	5,225
Direct financing lease (investments) payments received	(1,481)	3,639
Investment in equity accounted joint ventures	(52,873)	(8,744)
Net investing cash flow	(237,253)	(554,222)
Decrease in cash and cash equivalents	(35,601)	(1,080)
Cash and cash equivalents, beginning of the period	258,473	252,138
Cash and cash equivalents, end of the period	222,872	251,058

(1)
In accordance with GAAP, the Consolidated Statement of Cash Flows for the nine months ended September 30, 2015 includes the cash flows relating to the Knarr FPSO unit Dropdown Predecessor for the period from March 9, 2015 to June 30, 2015, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Specific Items Affecting Net Income (Loss)
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2016	September 30, 2015
	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	50,861	(51,293)
Adjustments:
Net income (loss) attributable to non-controlling interests	(3,161)	(3,446)
Net income (loss) attributable to the partners and preferred unitholders	47,700	(54,739)
Add (subtract) specific items affecting net income (loss) :
Foreign currency exchange (gains) losses (1)	(4,147)	7,417
Unrealized (gains) losses on derivative instruments (2)	(36,989)	56,838
Realized loss on swap termination	—	10,876
Deferred income tax recovery relating to Norwegian tax structure (3)	—	(5,834)
Pre-operational costs (4)	1,869	1,923
Business development fees, restructuring charge and other (5)	1,262	14,513
Non-controlling interests’ share of items above (6)	309	1,058
Total adjustments	(37,696)	86,791
Adjusted net income attributable to the partners and preferred unitholders	10,004	32,052

(1)
Foreign currency exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps related to the Partnership's NOK bonds and excludes the realized gains and losses relating to the cross currency swaps.

(2)
Reflects the unrealized (gains) losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes, the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO joint venture and hedge ineffectiveness within the Libra FPSO equity accounted joint venture.

(3)	Reflects the increase in the deferred income tax asset for one of the Partnership's Norwegian tax structures.

(4)
Reflects depreciation and amortization expense and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing conversion and realized losses (gains) on foreign currency forward contracts relating to upgrade costs on the Petrojarl I FPSO unit and the conversion costs on the Gina Krog FSO unit.

(5)
Other items for the three months ended September 30, 2016 include a $0.8 million restructuring charge relating to the reorganization within the Partnership’s FPSO segment and $0.5 million relating to a write-off of UMS newbuilding fees previously capitalized. Other items for the three months ended September 30, 2015 include one-time business development fees of $13.9 million paid to Teekay Corporation relating to the purchases of the Knarr FPSO unit, the six towage vessels, and the Arendal Spirit UMS, a write-down of inventory asset, and seafarer redundancy costs.

(6)
Items affecting net income (loss) include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net income (loss) is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items affecting net income (loss) listed in the table.

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except per unit and per unit data)

	Three Months Ended
	September 30,
	2016	2015
	(unaudited)	(unaudited)

Net income (loss)	50,861	(51,293)
Add (subtract):
Depreciation and amortization	74,159	72,827
Vessel and business acquisition costs (1)	—	13,920
Realized loss on termination of interest rate swap	—	10,876
Partnership's share of equity accounted joint venture's distributable
cash flow net of estimated maintenance capital expenditures (2)	4,818	4,434
Distributions relating to equity financing of newbuildings
and conversion costs	4,571	6,994
Amortization of non-cash portion of revenue contracts	(4,032)	(4,041)
Equity (income) loss from joint ventures	(4,937)	7,052
Distributions relating to preferred units	(12,386)	(10,573)
Estimated maintenance capital expenditures (3)	(33,233)	(38,739)
Unrealized (gains) losses on derivative instruments (4)	(35,518)	46,305
Foreign currency exchange and other, net	(6,481)	5,801
Distributable cash flow before non-controlling interests	37,822	63,563
Non-controlling interests' share of DCF	(6,042)	(4,721)
Distributable Cash Flow	31,780	58,842
Amount attributable to the General Partner	(321)	(8,407)
Limited partners' Distributable Cash Flow	31,459	50,435
Weighted-average number of common units outstanding	139,057,659	102,009,737
Distributable Cash Flow per limited partner unit	0.23	0.49

(1)	See footnote (5) of Appendix A included in this release for further details.

(2)	Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended September 30, 2016 and 2015 were $1.0 million.

(3)
Effective January 1, 2016, the Partnership changed the estimated useful life of its shuttle tankers that are 17 years of age or older and the shuttle component of its shuttle tankers from 25 years to 20 years. This resulted in an increase in estimated maintenance capital expenditures of $3.1 million for the three months ended September 30, 2016.

Estimated maintenance capital expenditures for the three months ended September 30, 2016 also includes $7.0 million cash compensation received from the shipyard in connection with the delayed delivery of the ALP Striker in September 2016.

(4)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2016
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	121,294	128,482	14,251	13,395	5,345	3,531	286,298
Voyage expenses	—	(18,898)	(96)	—	(2,440)	(61)	(21,495)
Vessel operating expenses	(42,353)	(33,062)	(6,056)	(8,331)	(4,206)	—	(94,008)
Time-charter hire expenses	—	(14,723)	—	—	—	(4,171)	(18,894)
Depreciation and amortization	(37,180)	(30,166)	(2,205)	(1,647)	(2,961)	—	(74,159)
General and administrative	(10,235)	(1,147)	(230)	(2,640)	(859)	(90)	(15,201)
Restructuring charge	(597)	(205)	—	—	—	—	(802)
Income (loss) from vessel operations	30,929	30,281	5,664	777	(5,121)	(791)	61,739

	Three Months Ended September 30, 2015
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	137,888	131,381	14,234	11,737	10,808	8,006	314,054
Voyage expenses	—	(22,844)	(217)	—	(4,340)	(765)	(28,166)
Vessel operating expenses	(47,542)	(28,814)	(6,511)	(5,976)	(4,709)	(1,620)	(95,172)
Time-charter hire expenses	—	(18,893)	—	—	—	—	(18,893)
Depreciation and amortization	(38,051)	(25,362)	(3,295)	(1,677)	(2,766)	(1,676)	(72,827)
General and administrative (1)	(17,600)	(4,162)	(183)	(2,558)	(2,670)	(148)	(27,321)
Restructuring charge	—	(157)	—	—	—	—	(157)
Income (loss) from vessel operations	34,695	31,149	4,028	1,526	(3,677)	3,797	71,518

(1)	General and administrative expenses for the three months ended September 30, 2015 includes business development fees of $13.9 million.

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow From (Used For) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2016
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Income (loss) from vessel operations
(See Appendix C)	30,929	30,281	5,664	777	(5,121)	(791)	61,739
Depreciation and amortization	37,180	30,166	2,205	1,647	2,961	—	74,159
Realized (losses) gains from the
settlements of non-designated
foreign exchange forward contracts	(1,013)	(702)	—	—	74	—	(1,641)
Amortization of non-cash portion of
revenue contracts	(4,032)	—	—	—	—	—	(4,032)
Falcon Spirit revenue accounted for as
direct financing lease	—	—	(640)	—	—	—	(640)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,202	—	—	—	2,202
Cash flow from (used for) vessel
operations from consolidated vessels	63,064	59,745	9,431	2,424	(2,086)	(791)	131,787

	Three Months Ended September 30, 2015
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Income (loss) from vessel operations
(See Appendix C)	34,695	31,149	4,028	1,526	(3,677)	3,797	71,518
Depreciation and amortization	38,051	25,362	3,295	1,677	2,766	1,676	72,827
Realized losses from the settlements of
non-designated foreign exchange
forward contracts	(1,443)	(2,195)	—	—	—	—	(3,638)
Amortization of non-cash portion of
revenue contracts	(4,041)	—	—	—	—	—	(4,041)
Falcon Spirit revenue accounted for as
direct financing lease	—	—	(896)	—	—	—	(896)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,177	—	—	—	2,177
Cash flow from (used for) vessel
operations from consolidated vessels	67,262	54,316	8,604	3,203	(911)	5,473	137,947

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	September 30, 2016		September 30, 2015
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	20,065	10,033	19,692	9,846
Vessel and other operating expenses	(5,264)	(2,632)	(6,205)	(3,103)
Depreciation and amortization	(4,408)	(2,204)	(4,221)	(2,111)
General and administrative	—	—	4	2
Loss on sale of asset	—	—	(579)	(290)
Income from vessel operations of equity accounted vessels	10,393	5,197	8,691	4,344
Net interest expense	(1,872)	(936)	(1,763)	(882)
Realized and unrealized gains (losses) on derivative instruments (1)	1,785	893	(20,151)	(10,076)
Foreign currency exchange loss	(237)	(119)	(705)	(352)
Total other items	(324)	(162)	(22,619)	(11,310)
Net income (loss) / equity income (loss) of equity accounted vessels
before income tax expense	10,069	5,035	(13,928)	(6,966)
Income tax expense	(195)	(98)	(171)	(86)
Net income (loss) / equity income (loss) of equity accounted vessels	9,874	4,937	(14,099)	(7,052)

Income from vessel operations of equity accounted vessels	10,393	5,197	8,691	4,344
Depreciation and amortization	4,408	2,204	4,221	2,111
Write-down of equipment	—	—	579	290
Cash flow from vessel operations from equity accounted vessels	14,801	7,401	13,491	6,745

(1)
Realized and unrealized gains (losses) on derivative instruments for the three months ended September 30, 2016 and 2015 include total unrealized gains of $2.7 million ($1.3 million at the Partnership’s 50% share) and unrealized losses of $19.0 million ($9.5 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai FPSO unit and the Libra FPSO conversion project.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the Partnership’s expectations for its fourth quarter 2016 distributable cash flow; the timing of start-up and the voyage requirements of the new CoA; the effect of the new CoA on the Partnership’s future cash flows, including the Partnership’s fleet utilization; the fundamentals in the shuttle tanker market; and the Partnership’s timing of delivery and costs of various newbuildings and conversion projects, including potential delays and additional costs on the Petrojarl I FPSO and the outcome of associated discussions with the charterer, shipyard and lenders. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: timing of the start-up of the CoA contract to service the Glen Lyon FPSO unit in the North Sea; vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea, Brazil and East Coast of Canada offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of charter contracts; the inability of the Partnership to negotiate acceptable terms with the charterer, shipyard and lenders related to the delay of the Petrojarl I FPSO; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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